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                                    Filed By Henry Birks & Sons Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.

                         Subject Company: Mayor's Jewelers, Inc. (No. 001-09647)


Henry Birks & Sons Inc. ("Birks") filed Amendment No. 5 to its Schedule 13D (the "Schedule 13D") with respect to the common stock of Mayor's Jewelers, Inc. ("Mayors"). Mayor's is a subsidiary of Birks. The Schedule 13D discloses that Birks and the other reporting persons approved a proposal regarding a corporate reorganization pursuant to which Mayor's would become a wholly-owned subsidiary of Birks and wherein the public shareholders of Mayor's would, pursuant to a proxy statement/prospectus to be filed with the Securities and Exchange Commission, exchange their shares of Mayor's common stock for common shares of Birks. Birks has informed the board of directors of Mayor's of the proposed corporate reorganization. Birks anticipates that any discussions regarding such corporate reorganization will occur between the management of Birks and a special committee composed of independent members of the board of directors of Mayor's.

There can be no assurance that any such discussions will result in the parties entering into a definitive agreement regarding any such corporate reorganization, business combination or similar transaction.

THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE SHARES OF MAYOR'S OR BIRKS NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF MAYOR'S OR BIRKS. THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF MAYOR'S. IF A TRANSACTION IS AGREED UPON OR AN OFFER COMMENCED, BIRKS WILL FILE A PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC").

YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain any such proxy statement/prospectus, if and when it becomes available, and any other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus, if and when it becomes available, and the other documents filed by Birks with the SEC free of charge by requesting them in writing from, Henry Birks & Sons Inc., 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Attention: Vice President and General Counsel, Telephone: (514) 397-2511.